UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
	                    Washington, D.C. 20549

	                        Schedule 13D
	         Under the Securities Exchange Act of 1934
	                   (Amendment No.  20)*

	                 First Financial Fund, Inc.
                           (Name of Issuer)

                             Common Stock
                    (Title of Class of Securities)

                             320228109
                           (CUSIP Number)

                       Stephen C. Miller, Esq.
                    Krassa, Madsen & Miller, LLC
                     1680 38th Street, Suite 800
                       Boulder, Colorado  80301
                           (303) 444-5483
     (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications)

                         February 28, 2001

     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 0

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


----------------------------------------------------------------------------
CUSIP No. 320228 10 9
----------------------------------------------------------------------------

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Ernest Horejsi Trust No. 1B
----------------------------------------------------------------------------

2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.	SEC Use Only
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4.	Source of Funds (See Instructions)  	WC  OO
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5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
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6.	Citizenship or Place of Organization  		Kansas
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Number of		7.	Sole Voting Power		1,795,100
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,795,100
Person With
			10.	Shared Dispositive Power
----------------------------------------------------------------------------

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
 	1,795,100
----------------------------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
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13.	Percent of Class Represented by Amount in Row (11)  	7.29%
----------------------------------------------------------------------------

14.	Type of Reporting Person (See Instructions)		OO
----------------------------------------------------------------------------


----------------------------------------------------------------------------
CUSIP No. 320228 10 9
----------------------------------------------------------------------------

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Lola Brown Trust No. 1B
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2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.	SEC Use Only
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4.	Source of Funds (See Instructions)  	WC  OO
----------------------------------------------------------------------------

5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
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6.	Citizenship or Place of Organization  		Kansas
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Number of		7.	Sole Voting Power		2,042,400
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	2,042,400
Person With
			10.	Shared Dispositive Power
----------------------------------------------------------------------------

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
     2,042,400
----------------------------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
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13.	Percent of Class Represented by Amount in Row (11)  	8.29%
----------------------------------------------------------------------------

14. 	Type of Reporting Person (See Instructions)		OO
----------------------------------------------------------------------------


----------------------------------------------------------------------------
CUSIP No. 320228 10 9
----------------------------------------------------------------------------

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Mildred B. Horejsi Trust
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2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.	SEC Use Only
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4.	Source of Funds (See Instructions)  	WC  OO
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5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
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6.	Citizenship or Place of Organization  		New York
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Number of		7.	Sole Voting Power		1,922,400
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,922,400
Person With
			10.	Shared Dispositive Power
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11.	Aggregate Amount Beneficially Owned by Each Reporting Person
      1,922,400
----------------------------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
----------------------------------------------------------------------------

13.	Percent of Class Represented by Amount in Row (11)  	7.81%
----------------------------------------------------------------------------

14. 	Type of Reporting Person (See Instructions)		OO
----------------------------------------------------------------------------


----------------------------------------------------------------------------
CUSIP No. 320228 10 9
----------------------------------------------------------------------------

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi Trust No. 2
----------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)  	WC  OO
----------------------------------------------------------------------------

5.  Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
----------------------------------------------------------------------------

6.  Citizenship or Place of Organization  		Kansas
----------------------------------------------------------------------------

Number of		7.	Sole Voting Power		1,697,900
Shares,Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,697,900
Person With
			10.	Shared Dispositive Power
----------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
 	1,697,900
----------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
----------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  	6.89%
----------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)		OO
----------------------------------------------------------------------------


----------------------------------------------------------------------------
CUSIP No. 320228 10 9
----------------------------------------------------------------------------

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Susan L. Ciciora Trust
----------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)  	WC  OO
----------------------------------------------------------------------------

5.  Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
----------------------------------------------------------------------------

6.  Citizenship or Place of Organization  		South Dakota
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Number of		7.	Sole Voting Power		1,359,800
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,359,800
Person With
			10.	Shared Dispositive Power
----------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
 	1,359,800
----------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
----------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  	5.52%
----------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)		OO
----------------------------------------------------------------------------


----------------------------------------------------------------------------
CUSIP No. 320228 10 9
----------------------------------------------------------------------------

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

John S. Horejsi Trust
----------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
----------------------------------------------------------------------------

3.  SEC Use Only
----------------------------------------------------------------------------

4.  Source of Funds (See Instructions)  	WC  OO
----------------------------------------------------------------------------

5.  Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
----------------------------------------------------------------------------

6.  Citizenship or Place of Organization  		South Dakota
----------------------------------------------------------------------------

Number of		7.	Sole Voting Power		100
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	100
Person With
			10.	Shared Dispositive Power
----------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
 	100
----------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
----------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  	0.00041%
----------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)		OO
----------------------------------------------------------------------------


----------------------------------------------------------------------------
CUSIP No. 320228 10 9
----------------------------------------------------------------------------

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Badlands Trust Company
----------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
----------------------------------------------------------------------------

3.  SEC Use Only
----------------------------------------------------------------------------

4.  Source of Funds (See Instructions)  	WC  OO
----------------------------------------------------------------------------

5.  Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
----------------------------------------------------------------------------

6.  Citizenship or Place of Organization  		South Dakota
----------------------------------------------------------------------------

Number of		7.	Sole Voting Power		0
Shares Bene-
ficially 		8.	Shared Voting Power		1,359,900
Owned by Each
Reporting		9.	Sole Dispositive Power	0
Person With
			10.	Shared Dispositive Power	1,359,900
----------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
 	1,359,900
----------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
----------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  	5.52%
----------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)		OO
----------------------------------------------------------------------------


----------------------------------------------------------------------------
CUSIP No. 320228 10 9
----------------------------------------------------------------------------

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi
----------------------------------------------------------------------------

2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
----------------------------------------------------------------------------

3.	SEC Use Only
----------------------------------------------------------------------------

4.	Source of Funds (See Instructions)  	Not applicable
----------------------------------------------------------------------------

5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
----------------------------------------------------------------------------

6.	Citizenship or Place of Organization  		United States
----------------------------------------------------------------------------

Number of		7.	Sole Voting Power	           0
Shares Bene-
ficially 		8.	Shared Voting Power	     0
Owned by Each
Reporting		9.	Sole Dispositive Power	     0
Person With
			10.	Shared Dispositive Power     0
----------------------------------------------------------------------------

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
 	0
----------------------------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)  X
----------------------------------------------------------------------------

13.	Percent of Class Represented by Amount in Row (11)  	0%
----------------------------------------------------------------------------

14.	Type of Reporting Person (See Instructions)		IN
----------------------------------------------------------------------------



                  Amendment No. 20 to Statement on Schedule 13D

      This amended statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Shares"), of First Financial Fund, Inc., a Maryland corporation (the
"Company"). Items 3, 4, 5, and 7 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the
"Trust"), the Lola Brown Trust No. 1B (the "Brown Trust"), the Mildred B. Horejsi Trust (the "Mildred Trust"), the
Stewart R. Horejsi Trust No. 2 (the "Stewart Trust"),  the
John S. Horejsi Trust (the "John Trust"), and the Susan L.
Ciciora Trust (the "Susan Trust") as the direct beneficial owner of Shares, and Stewart R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.



Item 3.	Source and Amount of Funds or Other Consideration.

	No change except for the addition of the following:

     The total amount of funds required by the Susan Trust to purchase the Shares as reported in Item 5(c) was $749,046.20. Such funds were provided by the Susan Trust's cash on hand and from intertrust advances from affiliated trusts under the Cash Management Agreement.


     The total amount of funds required by the Brown Trust to purchase the Shares as reported in Item 5(c) was $1,326,399.75.
Such funds were provided by the Brown Trust's cash on hand, from margin borrowings under accounts maintained by the Brown Trust with Merrill Lynch, Pierce, Fenner & Smith Incorporated, and from intertrust advances from affiliated trusts under the Cash Management Agreement.

Item 4.	Purpose of Transaction.

	No change except for the addition of the following:

		The Susan Trust and the Brown Trust acquired the Shares described in Item 5(c) of this statement in order to increase their equity interest in the Company. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting
Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

	On February 28 2001, Stephen C. Miller, on behalf of the Trust, sent a letter to Arthur J. Brown informing the Board of First
Financial Fund that the Trust intends to nominate Richard I. Barr for election as a director at the annual meeting. The February 28, 2001 letter prepared by Mr. Miller is attached as Exhibit 9 and incorporated in this statement by reference.


Item 5.             Interest in Securities of the Issuer.

		No change except for the addition of the following:

     (a)	The Trust is the direct beneficial owner of 1,795,100
Shares, or approximately 7.29% of the 24,628,781 Shares outstanding as of May 1, 2000, according to information contained in the Company's Annual Report for the period ending March 30, 2000 (the "Outstanding Shares"). The Brown Trust is the direct beneficial owner of 2,042,400 Shares, or approximately 8.29% of the Outstanding Shares. The Mildred Trust is the direct beneficial owner of 1,922,400 Shares, or approximately 7.81% of the Outstanding Shares.
 The Stewart Trust is the direct beneficial owner of 1,697,900 Shares, or approximately 6.89% of the Outstanding Shares. The Susan Trust is the direct beneficial owner of 1,359,800 Shares, or approximately 5.52% of the Outstanding Shares. The John Trust is the direct beneficial owner of 100 Shares, or approximately 0.00041% of the Outstanding Shares.

	By virtue of the relationships reported in this statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Trust, the Brown Trust, the Mildred Trust, the Stewart Trust, the Susan Trust, and the John Trust. Mr. Horejsi disclaims all such beneficial ownership.

     (c)	The table below sets forth purchases of the Shares
by the Susan Trust since December 20, 2000. Such purchases were effected by the Susan Trust on the New York Stock Exchange.


      Date         Amount of Shares     Approximate Price
                                            Per Share
                                    (exclusive of commissions)

    01/18/01            25000               $10.7500
    01/24/01             8400               $10.6875
    01/26/01            30000               $10.7500
    01/26/01             5000               $10.6875
    01/31/01              800               $11.1300
    01/31/01              500               $11.1200



	The table below sets forth purchases of the Shares by the Brown Trust since February 1, 2001. Such purchases were effected by the Brown Trust on the New York Stock Exchange.



      Date       Amount of Shares      Approximate Price
                                           Per Share
                                   (exclusive of commissions)

    02/09/01            5000                $11.08
    02/09/01            5000                $11.07
    02/09/01            5000                $11.07
    02/09/01            4500                $11.08
    02/09/01             500                $11.07
    02/12/01            5000                $11.10
    02/12/01            5000                $11.05
    02/12/01            5000                $11.04
    02/12/01            2900                $11.14
    02/12/01            2100                $11.12
    02/12/01            1400                $11.12
    02/15/01            1600                $11.14
    02/15/01             200                $11.13
    02/16/01           10000                $11.23
    02/22/01            9000                $11.00
    02/22/01            3800                $11.00
    02/22/01            1000                $10.80
    02/22/01             600                $10.80
    02/22/01             400                $10.85
    02/23/01            2000                $11.00
    02/23/01            2000                $11.00
    02/23/01            2000                $11.00
    02/23/01            2000                $11.00
    02/23/01            1200                $11.05
    02/26/01           10000                $11.04
    02/26/01            5000                $10.96
    02/28/01           10000                $11.00
    03/02/01           15000                $10.90
    03/02/01            2000                $10.85
    03/02/01            1000                $10.80



Item 7.	Material to be filed as Exhibits

	Exhibit 9:   Letter from Stephen C. Miller to Arthur
J. Brown dated February 28, 2001.



                       Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 5, 2001


                                /s/ Stewart R. Horejsi

                                Stewart R. Horejsi



                               /s/ Stephen C. Miller
                               Stephen C. Miller, as Vice
                               President of Badlands Trust
                               Company, trustee of the Ernest
                               Horejsi Trust No. 1B, the Lola
                               Brown Trust No. 1B, the Mildred B.
                               Horejsi Trust, the Stewart R.
                               Horejsi Trust No. 2, the Susan L.
                               Ciciora Trust, and the John S.
                               Horejsi Trust.





                                Exhibit 9

                       ERNEST HOREJSI TRUST NO. 1B
                       C/o Badlands Trust Company
                              614 Broadway
                               PO Box 801
                       Yankton, South Dakota 57078

                            February 28, 2001



BY FEDERAL EXPRESS AND U.S. MAIL

Arthur J. Brown
Secretary, First Financial Fund, Inc.
c/o Kirkpatrick & Lockhart LLP
1800 Massachusetts Avenue, N.W.
Washington, DC 20036-1800

Gateway Center Three
100 Mulberry Street
Newark, NJ 07102

Dear Mr. Brown:

	Pursuant to Article II, Section 10 of the By-laws of First Financial Fund, Inc. (the "Fund"), the Ernest Horejsi Trust No.
1B (the "Trust"), whose address is set forth above, hereby notifies the Fund that the Trust intends to nominate Richard I. Barr as a director of the Fund at the Fund's 2001 annual meeting of shareholders (the "Meeting"). Mr. Barr's address is 2502 E. Solano Drive, Phoenix, AZ 85016. I believe the Fund's board of directors met with Mr. Barr and has previously received his resume.

     The Trust represents to the Fund that as of the date of this notice the Trust is a shareholder of record of 100 shares of the Fund's common stock (the "Shares") represented by certificate number FF17967 and the beneficial shareholder of an additional 1,795,000 Shares and will be entitled to vote at the Meeting.
The Trust further represents to the Fund that the Trust intends to be present at the Meeting in person or by proxy to nominate Mr. Barr to serve as a director of the Fund.

	For more than one year, the Trust has continuously owned Shares having a market value of at least $2,000 and, in addition, during this period the Trust has continuously owned more than 1% of the outstanding Shares. The Trust hereby represents to the Fund that the Trust intends to continue to own, through the date of the Meeting, Shares with a market value of at least $2,000 or at least 1% of the outstanding Shares. We are enclosing for your records a copy of Amendment No. 7 to the Statement on Schedule 13D filed by the Trust and other entities with the Securities and Exchange Commission on February 18, 2000, showing the Trust's ownership, as of a date more than one year prior to the date of this letter, of a total of 1,795,100 Shares, which, as indicated above, the Trust continues to hold as of the date of this letter.

	This notice is submitted in reliance on the Fund's current public filings with the SEC, which indicated that only one Class III director will be elected at the Meeting. If the Fund determines that more than one director will be elected at the Meeting, please notify us and the Trust will provide the Fund with the required information for any additional directors to be elected.

	Please call our counsel at Bartlit Beck Herman Palenchar & Scott, Thomas R. Stephens, at (303) 592-3144 if you have questions. In addition, on any written response, please copy Mr. Stephens at 1899 Wynkoop, Suite 800, Denver, CO 80202 and the undersigned at 1680 38th Street, Suite 800, Boulder, CO 80301.

	                         Sincerely,

	                         ERNEST HOREJSI TRUST NO. 1B
                               By: Badlands Trust Company, as
                                   Trustee

	                         By: Stephen C. Miller, Vice
                               President

	                         /s/ Stephen C. Miller

cc:  Thomas T. Mooney
     Stewart Horejsi